                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                          STRATUS SERVICES GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   863170 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Artisan (UK) plc
                                   Dean House
                                 Sovereign Court
                              Ermine Business Park
                  Huntington, Cambridgeshire PE29 6XU, England
                             Attention: Stephen Dean
                                +44 148 043 6666
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 27, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
CUSIP No. 863170 10 6                 13D                     Page 2 of 16 Pages
--------------------------------------------------------------------------------

 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ARTISAN (UK) PLC
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND AND WALES
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                SEE ITEM 5 OF ATTACHED SCHEDULE
   SHARES           ------------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY
    EACH                   SEE ITEM 5 OF ATTACHED SCHEDULE
  REPORTING         ------------------------------------------------------------
 PERSON WITH         9     SOLE DISPOSITIVE POWER

                           SEE ITEM 5 OF ATTACHED SCHEDULE
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 863170 10 6                 13D                     Page 3 of 16 Pages
--------------------------------------------------------------------------------

 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ARTISAN.COM LIMITED
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         WC AND OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND AND WALES
--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER

  NUMBER OF                  SEE ITEM 5 OF ATTACHED SCHEDULE
   SHARES           ------------------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
  OWNED BY
    EACH                     SEE ITEM 5 OF ATTACHED SCHEDULE
 REPORTING          ------------------------------------------------------------
PERSON WITH          9       SOLE DISPOSITIVE POWER

                             SEE ITEM 5 OF ATTACHED SCHEDULE
                    ------------------------------------------------------------
                    10       SHARED DISPOSITIVE POWER

                             SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 863170 10 6                 13D                     Page 4 of 16 Pages
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CATER BARNARD PLC
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND AND WALES
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

   NUMBER OF               SEE ITEM 5 OF ATTACHED SCHEDULE
    SHARES          ------------------------------------------------------------
 BENEFICIALLY        8     SHARED VOTING POWER
   OWNED BY
    EACH                   SEE ITEM 5 OF ATTACHED SCHEDULE
 REPORTING          ------------------------------------------------------------
PERSON WITH          9     SOLE DISPOSITIVE POWER

                           SEE ITEM 5 OF ATTACHED SCHEDULE
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 863170 10 6                 13D                     Page 5 of 16 Pages
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CATER BARNARD (USA) PLC
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND AND WALES
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                SEE ITEM 5 OF ATTACHED SCHEDULE
   SHARES           ------------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY
    EACH                   SEE ITEM 5 OF ATTACHED SCHEDULE
  REPORTING         ------------------------------------------------------------
 PERSON WITH         9     SOLE DISPOSITIVE POWER

                           SEE ITEM 5 OF ATTACHED SCHEDULE
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         SEE ITEM 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 863170 10 6                 13D                     Page 6 of 16 Pages
--------------------------------------------------------------------------------

 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         STEPHEN DEAN
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

         OO

--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED KINGDOM
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

  NUMBER OF                SEE ITEM 5 OF ATTACHED SCHEDULE
   SHARES           ------------------------------------------------------------
BENEFICIALLY         8     SHARED VOTING POWER
  OWNED BY
   EACH                    SEE ITEMS 2 AND 5 OF ATTACHED SCHEDULE
 REPORTING          ------------------------------------------------------------
PERSON WITH          9     SOLE DISPOSITIVE POWER

                           SEE ITEM 5 OF ATTACHED SCHEDULE
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           SEE ITEMS 2 AND 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         SEE ITEMS 2 AND 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         SEE ITEMS 2 AND 5 OF ATTACHED SCHEDULE
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Information given in response to each Item of this Statement shall be deemed incorporated by reference in all other Items in this Statement.

ITEM 1.           SECURITY AND ISSUER.

This Amendment No. 1 to the Statement on Schedule 13D (the "Statement") amends and restates in its entirety the Statement on Schedule 13D filed by Artisan (UK) plc, a company organized under the laws of England and Wales, Artisan.com Limited, a company organized under the laws of England and Wales, Griffin Securities Inc., a corporation organized under the laws of New York ("Griffin"), and Stephen Dean, with the Securities and Exchange Commission on July 13, 2001, with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Stratus Services Group, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 550 Craig Road, Suite 201, Manalapan, New Jersey 07726.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by (i) Artisan (UK) plc, a company organized under the laws of England and Wales ("Artisan"), (ii) Artisan.com Limited, a company organized under the laws of England and Wales and a wholly-owned direct subsidiary of Artisan ("Artisan.com"), (iii) Cater Barnard plc (formerly VoyagerIT.com plc), a company organized under the laws of England and Wales ("Cater Barnard"), (iv) Cater Barnard (USA) plc, a company organized under the laws of England and Wales ("Cater Barnard USA") and a majority subsidiary of Cater Barnard, and (v) Stephen Dean (collectively with Artisan, Artisan.com, Cater Barnard, and Cater Barnard USA, the "Reporting Persons").

         Stephen Dean is the Chairman and a shareholder of each of Artisan and Cater Barnard. Mr. Dean may be deemed to beneficially own more than 5% of the outstanding Common Stock as a result of such relationships.

         Attached hereto as Annex A is the name of (i) each executive officer and director of each Reporting Person, (ii) each person controlling each Reporting Person and (iii) each executive officer and director of any corporation or other person ultimately in control of each Reporting Person (each such person, a "Controlling Person"). Annex A is incorporated into and made a part of this Statement.

         (b) The address of Artisan's and Artisan.com's principal executive offices is Dean House, Sovereign Court, Ermine Business Park, Huntington, Cambridgeshire PE29 6XU. The address of Cater Barnard's and Cater Barnard USA's principal executive offices is Lloyd's Avenue House, 6 Lloyd's Avenue, London, EC3N 3AX. Attached hereto as Annex A is the business address of Stephen Dean and of each Controlling Person.

         (c) Attached hereto as Annex A is Stephen Dean's and each Controlling Person's principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) During the last five years, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


                              (Page 7 of 16 Pages)

         (e) During the last five years, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Attached hereto as Annex A is the citizenship of Stephen Dean and of each Controlling Person.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

ARTISAN.COM LIMITED

Pursuant to a Subscription Agreement (the "Subscription Agreement") dated as of June 26, 2001 by and between Artisan.com and the Issuer, Artisan.com agreed to subscribe for and purchase 900,000 shares of Common Stock from the Issuer for a total purchase price of $900,000. The parties completed this transaction on June 27, 2001.

Pursuant to the Subscription Agreement, Artisan.com and the Issuer further agreed that upon the mutual agreement of such parties, Artisan.com may from time to time subscribe for and purchase from the Issuer an additional $1.2 million worth of shares of Common Stock between August 15, 2001 and December 31, 2001 at a price equal to the Market Value of the Common Stock at the time of such subscription. "Market Value" means the average closing market price per share of Common Stock over the five trading days immediately preceding that on which the relevant shares of Common Stock are allotted and issued.

The shares of Common Stock being purchased by Artisan.com pursuant to the Subscription Agreement are being acquired by means of Artisan.com's working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Pursuant to an Agreement (the "Artisan Agreement") dated as of June 26, 2001 between Artisan, the corporate parent of Artisan.com, and the Issuer, Artisan.com acquired shares of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of the Issuer having a stated value of $3.00 per share, in exchange for 63,025,000 ordinary shares of 1p each in the capital of enterpriseAsia.com plc. Artisan.com acquired a total of 1,375,933 shares of Preferred Stock, consisting of (i) 850,837 shares issued specified in the Artisan Agreement and (ii) 525,096 shares which were to have been issued to Griffin pursuant to the Griffin Agreement (as defined below) but which were instead issued to Artisan.com. The parties completed this transaction on June 27, 2001.

Subject to certain limitations discussed in the following sentence, Artisan.com has the option to convert all or a portion of its shares of Preferred Stock into shares of Common Stock on or after October 1, 2001 at a conversion ratio of one share of Common Stock per share of Preferred Stock (subject to certain customary adjustments). The Issuer is not obligated to issue, in the aggregate, more than 1,221,712 shares of Common Stock (which equals 19.999% of the number of shares of Common Stock outstanding on June 26, 2001) upon (i) conversion of the Preferred Stock and (ii) the issuance of shares of Common Stock pursuant to the Subscription Agreement, if the Issuer has not theretofore received stockholder approval


                              (Page 8 of 16 Pages)
in satisfaction of the requirements of the National Association of Securities Dealers, Inc. (the "NASD") and the Nasdaq Stock Market ("Nasdaq").

In accordance with the terms of the Preferred Stock, Artisan.com is entitled to the number of votes at any annual or special meeting of the Issuer's stockholders (or in connection with any written consent in lieu of such meeting) equal to the number of full shares of Common Stock into which Artisan.com's shares of Preferred Stock are then convertible. Pursuant to the Artisan Agreement, Artisan and Artisan.com granted the right to exercise such voting rights to Joseph J. Raymond, Sr., the Chairman of the Board of Directors of the Issuer, for a period of three years so long as Mr. Raymond remains in his position as the Chairman of the Board of Directors of the Issuer.

CATER BARNARD (USA) PLC

Pursuant to an Agreement (the "Griffin Agreement" and collectively with the Subscription Agreement and the Artisan Agreement, the "Agreements") dated as of June 26, 2001 between the Issuer and Griffin, the Issuer issued 83,000 shares of Preferred Stock to Cater Barnard USA, as a designee of Griffin, as a finder's fee in connection with the transactions contemplated by the Subscription Agreement and the Artisan Agreement. Cater Barnard owns approximately 87% of Cater Barnard USA, which in turn is the sole shareholder of Griffin. The parties completed this transaction on June 27, 2001.

The Griffin Agreement further provides that with respect to any future investment transaction or business combination between the Issuer and a third party introduced to the Issuer by Griffin during the twelve months preceding the completion of such transaction, Griffin shall be entitled to receive from the Issuer (i) an amount in cash equal to five percent of the gross investment and
(ii) warrants to purchase an amount of Common Stock equal to five percent of the gross investment.

Subject to certain limitations discussed in the following sentence, Cater Barnard USA has the option to convert all or a portion of its shares of Preferred Stock into shares of Common Stock on or after October 1, 2001 at a conversion ratio of one share of Common Stock per share of Preferred Stock (subject to certain customary adjustments). The Issuer is not obligated to issue, in the aggregate, more than 1,221,712 shares of Common Stock (which equals 19.999% of the number of shares of Common Stock outstanding on June 26,
2001) upon (i) conversion of the Preferred Stock and (ii) the issuance of shares of Common Stock pursuant to the Subscription Agreement, if the Issuer has not theretofore received stockholder approval in satisfaction of the requirements of the NASD and Nasdaq.

In accordance with the terms of the Preferred Stock, Cater Barnard USA is entitled to the number of votes at any annual or special meeting of the Issuer's stockholders (or in connection with any written consent in lieu of such meeting) equal to the number of full shares of Common Stock into which Cater Barnard USA's shares of Preferred Stock are then convertible. In connection with the Griffin Agreement, Griffin granted the right to exercise the voting rights of such shares of Preferred Stock to Joseph J. Raymond, Sr., the Chairman of the Board of Directors of the Issuer, for a period of three years, and Cater Barnard USA acquired such shares of Preferred Stock as Griffin's designee subject to the aforementioned proxy.

                              (Page 9 of 16 Pages)

ITEM 4. PURPOSE OF TRANSACTION.

The shares of Common Stock and Preferred Stock being purchased by the Reporting Persons pursuant to the Agreements are being acquired and held for investment purposes.

         (a) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any other acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer. However, the Reporting Persons may acquire additional securities of the Issuer, or dispose of such securities in the future as circumstances warrant.

         (b) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

         (d) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies in the board.

         (e) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

         (f) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

         (g) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

         (h) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.


                              (Page 10 of 16 Pages)

         (i) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         (j) None of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have any plans or proposals which relate to or would result in any action similar to any of those enumerated in this Item 4.

Each Reporting Person retains the right to change its investment intent and to take any other action with respect to the Issuer and its securities which is permitted by law. In the event of a material change in the present plans or intentions of a Reporting Person, such Reporting Person will amend this Schedule 13D to reflect such change as required by law.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Subscription Agreement, on June 27, 2001, Artisan.com subscribed for and purchased 900,000 shares of Common Stock from the Issuer, or approximately 13% of the outstanding shares of Common Stock (based upon 6,111,619 shares of Common Stock outstanding as of June 26, 2001). The Subscription Agreement further provides that upon the mutual agreement of Artisan.com and the Issuer, Artisan.com may from time to time subscribe for and purchase from the Issuer an additional $1.2 million worth of shares of Common Stock between August 15, 2001 and December 31, 2001 at a price equal to the Market Value of the Common Stock at the time of such subscription.

         Pursuant to the Artisan Agreement, on June 27, 2001, Artisan.com acquired 1,375,933 shares of Preferred Stock from the Issuer. Assuming that all such shares of Preferred Stock are converted into Common Stock at a conversion ratio of one share of Common Stock per share of Preferred Stock, Artisan.com would acquire 1,375,933 additional shares of Common Stock, or approximately an additional 18% of the outstanding shares of Common Stock (based upon 6,111,619 shares of Common Stock outstanding as of June 26, 2001).

         Upon the conversion of all Preferred Stock held by it, Artisan.com would own an aggregate of 2,275,933 shares of Common Stock, or approximately 27% of the outstanding shares of Common Stock (based upon 6,111,619 shares of Common Stock outstanding as of June 26, 2001).

         Pursuant to the Griffin Agreement, on June 27, 2001, the Issuer also issued 83,000 shares of Preferred Stock to Cater Barnard USA, as a designee of Griffin. Assuming that all such shares of Preferred Stock are converted into Common Stock at a conversion ratio of one share of Common Stock per share of Preferred Stock, Cater Barnard USA would acquire 83,000 shares of Common Stock, or 1% of the outstanding shares of Common Stock (based upon 6,111,619 shares of Common Stock outstanding as of June 26, 2001).

         Upon the conversion of all Preferred Stock held by Artisan.com and Cater Barnard USA, the Reporting Persons would own an aggregate of 2,358,933 shares of Common Stock, or approximately 28% of the outstanding shares of Common Stock (based upon 6,111,619 shares of Common Stock outstanding as of June 26, 2001).

                              (Page 11 of 16 Pages)

         Except for the transactions contemplated by the Agreements, to the best of each Reporting Person's knowledge, none of the Controlling Persons beneficially own any shares of Common Stock) acquired pursuant to the Artisan Agreement.

         (b) Artisan.com has the sole power to dispose or direct the disposition of the 900,000 shares of Common Stock and the 1,375,933 shares of Preferred Stock held by it. Artisan.com will have the sole power to vote or direct the vote, and dispose or direct the disposition, of any additional shares of Common Stock acquired pursuant to the Subscription Agreement or upon conversion of the Preferred Stock.

         Artisan.com has granted the right to exercise the voting rights associated with all shares of the Issuer's capital stock held by it to Joseph
J. Raymond, Sr., the Chairman of the Board of Directors of the Issuer, for a period of three years so long as Mr. Raymond remains in his position as the Chairman of the Board of Directors of the Issuer.

         Cater Barnard USA has the sole power to vote or direct the vote, and dispose or direct the disposition, of 83,000 shares of Preferred Stock (including any shares of Common Stock issued upon conversion of such Preferred Stock) acquired pursuant to the Griffin Agreement as Griffin's designee.

         Cater Barnard USA acquired the shares of Preferred Stock held by it as Griffin's designee subject to the proxy granted by Griffin, granting the right to exercise the voting rights associated with all shares of the Issuer's capital stock held by it to Joseph J. Raymond, Sr., the Chairman of the Board of Directors of the Issuer, for a period of three years.

         (c) Except for the transactions contemplated by the Agreements, none of the Reporting Persons and, to the best of each Reporting Person's knowledge, none of the Controlling Persons have effected any transactions in the Common Stock or the Preferred Stock during the last sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock or Preferred Stock beneficially owned by the Reporting Persons.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Artisan.com is a wholly-owned direct subsidiary of Artisan. Cater Barnard USA is a wholly-owned direct subsidiary of Cater Barnard. Stephen Dean is the Chairman of each of Artisan.com, Cater Barnard and Cater Barnard USA and a director of Griffin. Further, Mr. Dean is a shareholder of Artisan and Cater Barnard, which owns approximately 87% of Cater Barnard USA, which in turn is the sole shareholder of Griffin. Apart from such relationships, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.


                              (Page 12 of 16 Pages)

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A - Subscription Agreement*

Exhibit B - Artisan Agreement*

Exhibit C - Griffin Agreement*











--------
*Previously filed


                              (Page 13 of 16 Pages)

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 15, 2001

                                       ARTISAN (UK) PLC


                                       By: /s/ C.P. Musselle
                                           -------------------------------------
                                           Name:  C.P. Musselle
                                           Title: Director


                                       ARTISAN.COM LIMITED

                                       By: Artisan (UK) plc, as director


                                       By: /s/ C.P. Musselle
                                           -------------------------------------
                                           Name:  C.P. Musselle
                                           Title: Director


                                       CATER BARNARD PLC


                                       By: /s/ Adrian Z. Stecyk
                                           -------------------------------------
                                           Name:  Adrian Z. Stecyk
                                           Title: Director


                                       CATER BARNARD (USA) PLC


                                       By: /s/ Adrian Z. Stecyk
                                           -------------------------------------
                                           Name:  Adrian Z. Stecyk
                                           Title: Chief Executive Director


                                       /s/ Stephen Dean
                                       -----------------------------------------
                                       STEPHEN DEAN



                              (Page 14 of 16 Pages)

                             ANNEX A TO SCHEDULE 13D


-----------------------------------------------------------------------------------------------------------------------------------
         NAME           BUSINESS ADDRESS                PRINCIPAL OCCUPATION OR       NAME, PRINCIPAL BUSINESS AND     CITIZENSHIP
                                                               EMPLOYMENT                 ADDRESS OF EMPLOYER
-----------------------------------------------------------------------------------------------------------------------------------
Stephen Dean          Artisan (UK) plc               Chairman of each of Artisan    Artisan (UK) plc                 United Kingdom
                      Dean House                     (UK) plc, Cater Barnard plc    Dean House
                      Sovereign Court                and Cater Barnard (USA) plc    Sovereign Court
                      Ermine Business Park                                          Ermine Business Park
                      Huntington, Cambridgeshire                                    Huntington, Cambridgeshire
                      PE29 6XU, England                                             PE29 6XU, England

-----------------------------------------------------------------------------------------------------------------------------------
Chris Musselle        Artisan (UK) plc               Finance Director and Director  Artisan (UK) plc                 United Kingdom
                      Dean House                     of Artisan (UK) plc            Dean House
                      Sovereign Court                                               Sovereign Court
                      Ermine Business Park                                          Ermine Business Park
                      Huntington, Cambridgeshire                                    Huntington, Cambridgeshire
                      PE29 6XU, England                                             PE29 6XU, England

-----------------------------------------------------------------------------------------------------------------------------------
Martyn Freeman        Artisan (UK) plc               Operations Director -          Artisan (UK) plc                 United Kingdom
                      Dean House                     Developments of Artisan (UK)   Dean House
                      Sovereign Court                plc and Director of each of    Sovereign Court
                      Ermine Business Park           Artisan (UK) plc and           Ermine Business Park
                      Huntington, Cambridgeshire     Artisan.com Limited            Huntington, Cambridgeshire
                      PE29 6XU, England                                             PE29 6XU, England

-----------------------------------------------------------------------------------------------------------------------------------
Alan Brookes          Artisan (UK) plc               Operations Director -          Artisan (UK) plc                 United Kingdom
                      Dean House                     Contracting and Director of    Dean House
                      Sovereign Court                Artisan (UK) plc               Sovereign Court
                      Ermine Business Park                                          Ermine Business Park
                      Huntington, Cambridgeshire                                    Huntington, Cambridgeshire
                      PE29 6XU, England                                             PE29 6XU, England

-----------------------------------------------------------------------------------------------------------------------------------
Norman Sauders        Artisan (UK) plc               Director of Artisan (UK) plc   Artisan (UK) plc                 United Kingdom
                      Dean House                                                    Dean House
                      Sovereign Court                                               Sovereign Court
                      Ermine Business Park                                          Ermine Business Park
                      Huntington, Cambridgeshire                                    Huntington, Cambridgeshire
                      PE29 6XU, England                                             PE29 6XU, England
-----------------------------------------------------------------------------------------------------------------------------------


                              (Page 15 of 16 Pages)


-----------------------------------------------------------------------------------------------------------------------------------
Adrian Stecyk         c/o Griffin Securities, Inc.   Director of Cater Barnard plc  Cater Barnard plc                United States
                      140 Broadway, 29th Floor       and Chief Executive Director   Lloyd's Avenue House
                      New York, New York 10005       of Cater Barnard (USA) plc     6 Lloyd's Avenue
                                                                                    London
                                                                                    EC3N 3AX, England

-----------------------------------------------------------------------------------------------------------------------------------
Mark Garratt          Cater Barnard plc              Finance Director of each of    Cater Barnard plc                United Kingdom
                      Lloyd's Avenue House           Cater Barnard plc and Cater    Lloyd's Avenue House
                      6 Lloyd's Avenue               Barnard (USA) plc              6 Lloyd's Avenue
                      London                                                        London
                      EC3N 3AX, England                                             EC3N 3AX, England

-----------------------------------------------------------------------------------------------------------------------------------



                              (Page 16 of 16 Pages)